Exhibit 77C – Submission of Matters to a Vote of Security Holders

There was a special meeting of shareholders of Sentinel Variable Products Mid Cap Fund, a series of the Registrant, on June 13, 2016. The proposal voted on, and approved, at such meeting was “To approve a Plan of Reorganization pursuant to which the Sentinel Variable Products Small Company Fund (the “Small Company Fund”), a series of the Trust, would acquire substantially all of the assets of the Mid Cap Fund in exchange for the assumption, by the Small Company Fund, of substantially all of the liabilities of the Mid Cap Fund and for shares of the Small Company Fund, after which those shares will be distributed pro rata by the Mid Cap Fund to its shareholders in complete liquidation of the Mid Cap Fund”.

The vote was:

For:	1,268,533 shares
Against:	7,051 shares
Abstain:	0 shares

There was also a special meeting of shareholders of all series of Sentinel Variable Products Trust on May 13, 2016. The proposal voted on, and approved, at such meeting was “To elect eight individuals to the Board of Trustees of the Trust to serve until their successors have been duly elected and qualified or until their retirement, resignation, death or removal”. The eight individuals nominated and elected at such meeting were Mehran Assadi, Thomas H. Brownell, Gary Dunton, Deborah Miller, John Pelletier, John Raisian, Richard H. Showalter, Jr. and Angela E. Vallot.

The vote was:

Nominee	Shares For	Shares Against	Shares Abstained
Mr. Assadi	20,245,569	147,072	0
Mr. Brownell	20,245,569	147,072	0
Mr. Dunton	20,392,641	0	0
Ms. Miller	20,392,641	0	0
Mr. Pelletier	20,392,641	0	0
Mr. Raisian	20,392,641	0	0
Mr. Showalter	20,392,641	0	0
Ms. Vallot	20,392,641	0	0